Filed by Dril-Quip, Inc. pursuant to

Rule 425 under the Securities Act of 1933,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies: Dril-Quip, Inc.

(Commission File No.: 001-13439)

Innovex Downhole Solutions, Inc.

The following email from Jeff Bird was sent to all Dril-Quip employees on April 16, 2024. The attached communication from Adam Anderson was sent to all Innovex employees on April 16, 2024.

Executive Leadership Team Following Completion of the Merger

I am excited to send the attached communication from Adam Anderson who will lead the combined company as CEO following completion of the merger transaction, which is still contemplated to occur in the third quarter of 2024. This announcement is being released for integration planning purposes, so the combined company is poised to act upon completion of the merger transaction. Until closing of the merger occurs, Dril-Quip and Innovex will continue to operate as separate, independent entities with the current Dril-Quip leadership and management team in place.

Upon closing of the merger, in addition to myself and our CFO Kyle McClure, the following Dril-Quip executives will separate from the company:

James Webster, Vice President & General Counsel

Mahesh Puducheri, Vice President & CHRO

John Mossop, Vice President, Tehcnology & Energy Transition. The current corporate engineering and energy transition departments will report to Subsea Product Line following closing.

Halden Zimmerman, Vice President, Business Systems. The current QHSE and Business Process functions will report to the respective functional leaders after the merger transaction is completed.

In relation to Don Underwood, Vice President Subsea Products, his role in the new organization will be announced at a later date.

I want to express my gratitude to the above executives for their dedication and contributions to Dril-Quip, which will continue until the merger transaction is completed. Their leadership has been instrumental in shaping our success and we wish them the best in their future endeavors.

04/16/2024

RE: Executive Leadership Team Following Completion of the Merger

Team,

As we look forward to the merger of Dril-Quip and Innovex into a combined organization to be named Innovex International, we have worked collaboratively to determine the combined organization’s operating structure and executive leadership for integration planning purposes. We still expect the closing to occur in the 3rd quarter of this year and it’s important to note that both Dril-Quip and Innovex continue to operate as completely separate companies with their current management teams in place until the closing of the merger occurs. However, the integration planning effort will benefit from announcing the contemplated operating structure for the combined company following closing so both organizations’ employees can focus on unleashing the capabilities of the combined company to continue to build highly engineered and innovative products that better serve our customers’ needs following completion of the merger transaction. This will also provide exciting opportunities for our employees after completion of the merger transaction to grow and thrive while Innovex’s “No Barriers” culture is infused throughout the combined organization.

We believe the best way to support this vision is to structure the combined organization by geography after the merger transaction is completed. This will facilitate closer proximity between teams and clients, and will enhance communication, collaboration, and responsiveness to local market needs. Additionally, this structure enables better resource allocation and utilization, as teams can more efficiently share facilities, infrastructure, and support services.

I am excited to introduce the individuals who will lead us into a future of innovation, growth, and unparalleled success after the merger transaction is completed.

CFO:

Kendal Reed joined Innovex in 2016 as VP of Corporate Development and assumed the CFO role in 2019. Kendal will lead the Finance, Legal, IT and M&A functions.

Innovex Downhole Solutions | www.InnovexDownhole.com	1

President North America:

Mark Reddout joined Innovex in 2016 and has held positions of Vice President of Well Completions, Chief Operations Officer, is currently the President for the North America region. Mark’s organization will be responsible for sales, customer support and field service operations for the North America region including US Land, Canada, US Gulf of Mexico and the Caribbean. The Great North business will report to Mark, and we’re excited about the potential of the combined business.

VP MEAP:

John Ray joined Innovex in early 2016 and has held various commercial roles, he is currently VP Eastern Hemisphere. John’s organization will be responsible for sales, customer support and field service operations for Middle East and Asia Pacific.

VP LATAM:

Juan Carlos Arango joined Innovex in 2023 as the leader of the Latin America market. Prior to Innovex Juan held a variety of global leadership roles for Baker Hughes, Cameron and OneSubsea. Juan’s organization will be responsible for sales, customer support and field service operations for Latin America.

VP ECA:

Steve Chauffe joined Dril-Quip in 2020 as the Vice President of Well Construction. Prior to Dril-Quip, Steve held a variety of leadership roles for Baker Hughes and Innovex. Steve’s organization will be responsible for sales, customer support and field service operations for Europe, Caspian and Africa.

VP Product Line Subsea:

Bruce Witwer joined Dril-Quip in 2005 and held a number of engineering and R&D positions in the Company before taking operational leadership roles. He is currently the VP of Subsea Services. Bruce’s organization will be responsible for leading the global subsea product line strategy and will include engineering, product line management and other oversight roles to ensure success of the subsea product line globally. The subsea product line will include subsea wellheads, subsea production systems, casing connectors, diverters and other subsea specialty products.

VP Product Line Downhole:

Kevin Rice joined Dril-Quip in 2020 and serves as the Director-Downhole Tools focused on Business Development and Product Line. Kevin’s organization will be responsible for leading the global downhole tools strategy and will include engineering, product line management and other oversight roles to ensure success of the downhole tool portfolio globally. The downhole tool product line will include cementing equipment, completion tools, liner hangers, fishing tools, and artificial lift products.

VP Manufacturing and Supply Chain:

Ben Griffith joined Innovex in 2018 and serves as the Vice President of Manufacturing and Supply Chain. Ben’s organization will be responsible for leading the global manufacturing, supply chain and quality effort that will serve the various product lines and regions of the combined company.

Innovex Downhole Solutions | www.InnovexDownhole.com	2

VP HR and HSE:

Dawn Harrington joined Innovex in 2018 and leads Human Resources, HSE and business support teams across Innovex. Dawn’s organization will support the global team and will include Human Resources as well as Health Safety and Environmental.

These leaders bring a wealth of experience, expertise, and passion to their respective roles, and together, they will be a formidable team dedicated to steering our combined entity towards sustainable growth and success.

We ask for your understanding and patience as we navigate through this period of integration planning together. Your flexibility and cooperation will be instrumental in making the integration planning, and the actual integration following completion of the merger, a success. We will work to keep you informed every step of the way, sharing updates, milestones, and insights into the integration planning process. Our goal is to ensure that you have a clear understanding of what lies ahead and how it may impact you.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained herein relating to future operations and financial results or that are otherwise not limited to historical facts are forward-looking statements within the meaning of the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended, including, but not limited to, those related the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Dril-Quip’s and Innovex’s businesses, the combined company’s business and employee opportunities, and the closing date for the proposed transaction are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Dril-Quip’s and Innovex’s control. These factors and risks include, but are not limited to: the impact of actions taken by the Organization of Petroleum Exporting Countries (OPEC) and non-OPEC nations to adjust their production levels, risks related to the proposed transaction, including, the prompt and effective integration of Dril-Quip’s and Innovex’s businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with Dril-Quip’s and Innovex’s ability to obtain the approval of the proposed transaction by their stockholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction related issues, the impact of general economic conditions, including inflation, on economic activity and on Dril-Quip’s and Innovex’s operations, the general volatility of oil and natural gas prices and cyclicality of the oil and gas industry, declines in investor and lender sentiment with respect to, and new capital investments in, the oil and gas industry, project terminations, suspensions or scope adjustments to contracts, uncertainties regarding the effects of new governmental regulations, Dril-Quip’s and Innovex’s international operations, operating risks, the impact of our customers and the global energy sector shifting some of their asset allocation from fossil-fuel production to renewable energy resources, and other factors detailed in Dril-Quip’s public filings with the Securities and Exchange Commission (the “SEC”). Investors are cautioned that any such statements are not guarantees of future performance and actual outcomes may vary materially from those indicated.

Important Information for Stockholders

In connection with the proposed merger, Dril-Quip intends to file with the SEC, a registration statement on Form S-4 that will include a proxy statement/prospectus. Dril-Quip may also file other relevant documents with the SEC regarding the proposed merger. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Dril-Quip may file with the SEC. The definitive proxy statement/prospectus (if any when available) will be mailed to the stockholders of Dril-Quip. STOCKHOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED BY DRIL-QUIP WITH THE SEC IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Such stockholders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Dril-Quip, Innovex and the proposed merger once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Additional information is available on Dril-Quip’s website, www.dril-quip.com.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

Dril-Quip and its directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction. Information about Dril-Quip’s directors and executive officers including a description of their interests in Dril-Quip is included in Dril-Quip’s most recent Annual Report on Form 10-K, including any information incorporated therein by reference, as filed with the SEC. Additional information

Innovex Downhole Solutions | www.InnovexDownhole.com	3

regarding these persons and their interests in the transaction will be included in the proxy statement/prospectus relating to the proposed transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above. Innovex and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Dril-Quip stockholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the transaction will be included in the proxy statement/prospectus relating to the proposed transaction when it is filed with the SEC.

Innovex Downhole Solutions | www.InnovexDownhole.com	4